SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 08, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION Base Date - 09/30/2007	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001-80
4 - NIRE 35300016831

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Costa Carvalho, 300			2 - NEIGHBORHOOD OR DISTRICT Pinheiros
3 - ZIP CODE 05429-900	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - FULL ADDRESS Rua Costa Carvalho, 300			3 - NEIGHBORHOOD OR DISTRICT Pinheiros
4 - ZIP CODE 05429-900	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - REFERENCE / INDEPENDENT AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGINNING	2 - END	3 - NUMBER	4 -BEGINNING	5 - END	6 - NUMBER	7 -BEGINNING	8 - END
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007
9 - NAME/CORPORATE NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9
11 - NAME OF RESPONSIBLE TECHNICIAN Marco Antonio Brandão Simurro						12 - TAXPAYER ID OF RESP.TECH. 755.400.708-44

Page: 1

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 09/30/2007	2 - PRIOR QUARTER 06/30/2007	3 - SAME QUARTER PRIOR YEAR 09/30/2006
Paid-up Capital
1 - Common	227,836	227,836	28,479,577
2 - Preferred	0	0	0
3 - Total	227,836	227,836	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Capture, Treatment, Water Distribution; Collection, Treatment of Sewage
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY'S NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/20/2006	Interests on capital	06/29/2007	ON	0.0045500000
02	RCA	12/14/2006	Interests on capital	06/29/2007	ON	0.0049600000
03	RCA	10/18/2007	Interests on capital		ON	1.1800000000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand Reais)	4 - AMOUNT OF THE CHANGE (In thousand Reais)	5 - NATURE OF THE CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - Date 11/14/2007	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

1 - Code	2 - Description	3 - 09/30/2007	4 - 06/30/2007
1	Total assets	18,338,266	18,212,995
1.01	Current assets	2,124,252	2,102,825
1.01.01	Cash	445,515	511,301
1.01.01.01	Cash, Banks and Fin. Invest.	445,356	511,259
1.01.01.02	Other cash items	159	42
1.01.02	Credits	1,531,469	1,484,191
1.01.02.01	Customers	1,194,507	1,121,941
1.01.02.02	Miscellaneous Credits	336,962	362,250
1.01.02.02.01	Accounts Receivable from Shareholders	336,962	362,250
1.01.03	Inventories	39,898	39,874
1.01.03.01	Storage Items for Operation	39,898	39,874
1.01.04	Others	107,370	67,459
1.01.04.01	Taxes and Contributions Recoverable	31,077	8,287
1.01.04.02	Deferred taxes and contributions	23,239	16,098
1.01.04.03	Other accounts receivable	53,054	43,074
1.02	Non-current Assets	16,214,014	16,110,170
1.02.01	Long term assets	1,774,882	1,758,171
1.02.01.01	Sundry credits	1,774,882	1,758,171
1.02.01.01.01	Customers	280,473	276,224
1.02.01.01.02	Accounts receivable from shareholders	915,572	889,820
1.02.01.01.03	Compensation for concession termination	148,794	148,794
1.02.01.01.04	Court deposits	38,750	45,546
1.02.01.01.05	Deferred taxes and contributions	333,957	341,939
1.02.01.01.06	Other accounts receivable	57,336	55,848
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	With Affiliated Companies and Similar	0	0
1.02.01.02.02	From controlled companies	0	0
1.02.01.02.03	From other related parties	0	0
1.02.01.03	Others	0	0
1.02.02	Permanent assets	14,439,132	14,351,999
1.02.02.01	Investments	720	720
1.02.02.01.01	Affiliates/Similar	0	0
1.02.02.01.02	Affiliates/Similar - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.01.04	Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant & equipment	13,944,287	13,855,676
1.02.02.02.01	Property, plant & equipment	11,823,259	11,845,583
1.02.02.02.02	Work in progress	2,121,028	2,010,093
1.02.02.03	Intangible	489,791	489,878
1.02.02.04	Deferred assets	4,334	5,725
1.02.02.04.01	Organizational and reorganization expenses	4,334	5,725

Page: 4

02.02 - BALANCE SHEET - LIABILITIES (In thousands of reais)

1 - Code	2 - Description	3 - 09/30/2007	4 - 06/30/2007
2	Total liabilities	18,338,266	18,212,995
2.01	Current liabilities	2,219,646	2,125,937
2.01.01	Loans and credit facilities	690,582	692,157
2.01.02	Debentures	38,925	296,539
2.01.02.01	6th issue debentures	0	231,813
2.01.02.03	Interest on debentures	38,925	64,726
2.01.03	Suppliers	128,095	91,722
2.01.04	Taxes, fees and contributions	127,757	133,059
2.01.04.01	Paes Program	43,423	42,927
2.01.04.02	Cofins and Pasep	39,594	30,326
2.01.04.03	Corporate Income Tax	0	24,799
2.01.04.04	Social Contribution	0	9,633
2.01.04.05	I.N.S.S. (Social Security)	19,161	20,112
2.01.04.06	Others	25,579	5,262
2.01.05	Dividends payable	0	0
2.01.06	Provisions	62,386	39,568
2.01.06.01	For Civil Contingencies	629	296
2.01.06.02	For contingencies with suppliers	12,635	138
2.01.06.03	For contingencies with customers	4,031	1,019
2.01.06.04	For labor claims	38,896	38,115
2.01.06.05	For environmental matters	6,195	0
2.01.07	Debt with related companies	0	0
2.01.08	Others	1,171,901	872,892
2.01.08.01	Salaries and payroll charges	224,910	185,698
2.01.08.02	Services	146,414	143,479
2.01.08.03	Interest on own capital payable	646,286	396,435
2.01.08.04	Deferred taxes and contributions	74,376	75,843
2.01.08.05	Amounts refundable	72,093	64,702
2.01.08.06	Other liabilities	7,822	6,735
2.02	Non-current Liabilities	6,385,888	6,471,516
2.02.01	Long-term liabilities	6,385,888	6,471,516
2.02.01.01	Loans and credit facilities	3,552,976	3,657,282
2.02.01.02	Debentures	1,445,919	1,423,968
2.02.01.02.01	6th issue debentures	413,114	402,992
2.02.01.02.02	7th issue debentures	308,541	305,882
2.02.01.02.03	8th issue debentures	724,264	715,094
2.02.01.03	Provisions	586,328	627,866
2.02.01.03.01	For labor claims	16,811	14,013
2.02.01.03.02	Civil	75,453	74,887
2.02.01.03.03	For suppliers	159,169	165,101
2.02.01.03.04	For customers	272,258	274,119
2.02.01.03.05	For environmental matters	35,733	74,959

Page: 5

02.02 - BALANCE SHEET - LIABILITIES (Thousand Reais)

1 - Code	2 - Description	3 - 09/30/2007	4 - 06/30/2007
2.02.01.03.06	Tax	26,904	24,787
2.02.01.04	Debts with related companies	0	0
2.02.01.05	Advances for Future Capital Increase	0	0
2.02.01.06	Others	800,665	762,400
2.02.01.06.01	Deferred taxes and contributions	153,808	152,273
2.02.01.06.02	Paes Program	206,262	214,642
2.02.01.06.03	Social security liabilities	354,263	343,249
2.02.01.06.04	Indemnifications	32,923	0
2.02.01.06.05	Other accounts payable	53,409	52,236
2.02.02	Deferred income	0	0
2.04	Shareholders' equity	9,732,732	9,615,542
2.04.01	Paid-up capital	3,403,688	3,403,688
2.04.02	Capital reserves	119,166	115,330
2.04.02.01	Support for projects reserve	103,386	99,550
2.04.02.02	Incentive reserves	15,780	15,780
2.04.03	Revaluation Reserves	2,361,714	2,383,910
2.04.03.01	Own assets	2,361,714	2,383,910
2.04.03.02	Subsidiaries/Affiliates and Similar	0	0
2.04.04	Profit reserves	3,080,605	3,080,605
2.04.04.01	Legal	254,219	254,219
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other profit reserves	2,826,386	2,826,386
2.04.04.07.01	Reserve for investments	2,826,386	2,826,386
2.04.05	Retained earnings/accumulated losses	767,559	632,009
2.04.06	Advances for Future Capital Increase	0	0

Page: 6

03.01 - INCOME STATEMENT (Thousand Reais)

1 - Code	2 - Description	3 - 07/01/2007 To 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Gross sales and/or services revenue	1,612,065	4,758,996	1,505,829	4,384,650
3.02	Gross revenue deductions	(120,241)	(354,747)	(114,987)	(335,806)
3.03	Net sales and/or services revenue	1,491,824	4,404,249	1,390,842	4,048,844
3.04	Cost of sales and/or services sold	(663,532)	(1,994,414)	(632,392)	(1,879,526)
3.05	Gross profit	828,292	2,409,835	758,450	2,169,318
3.06	Operating expenses/revenue	(369,237)	(1,031,781)	(436,671)	(1,096,989)
3.06.01	Selling	(163,117)	(466,257)	(190,523)	(463,388)
3.06.02	General and administrative	(88,119)	(286,821)	(93,026)	(242,297)
3.06.03	Financial	(118,001)	(278,703)	(153,122)	(391,304)
3.06.03.01	Financial income	32,192	102,301	25,896	96,240
3.06.03.01.01	Financial income	32,401	102,670	26,011	96,635
3.06.03.01.02	Foreign Exchange Variation Income	(209)	(369)	(115)	(395)
3.06.03.02	Financial expenses	(150,193)	(381,004)	(179,018)	(487,544)
3.06.03.02.01	Financial expenses	(185,644)	(537,596)	(181,647)	(568,193)
3.06.03.02.02	Foreign Exchange Variation Expenses	35,451	156,592	2,629	80,649
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity result	0	0	0	0
3.07	Operating income	459,055	1,378,054	321,779	1,072,329
3.08	Non-operating income	(4,853)	(7,007)	1,210	1,256
3.08.01	Revenues	(990)	2,217	5,476	7,910
3.08.02	Expenses	(3,863)	(9,224)	(4,266)	(6,654)
3.08.02.01	Loss on disposal of fixed assets	(3,838)	(8,229)	(3,192)	(5,513)
3.08.02.02	Provision for Loss in Tax Incentives	(70)	(1,000)	(1,000)	(1,000)
3.08.02.03	Others	45	5	(74)	(141)
3.09	Income before taxes/interests	454,202	1,371,047	322,989	1,073,585
3.10	Provision for Income Tax and Social Contribution	(71,530)	(406,471)	(122,815)	(353,778)
3.10.01	Provision for Income Tax	(52,427)	(298,100)	(89,857)	(268,723)
3.10.02	Provision for Social Contribution	(19,103)	(108,371)	(32,958)	(85,055)
3.11	Deferred income tax	(471)	6,045	4,060	5,470
3.11.01	Deferred income tax	(346)	4,445	2,985	13,365
3.11.02	Deferred social contribution	(125)	1,600	1,075	(7,895)
3.12	Statutory corporate interests/contributions	0	0	(8,780)	(26,341)
3.12.01	Corporate interests	0	0	0	0
3.12.02	Contributions	0	0	(8,780)	(26,341)
3.12.02.01	Extraordinary item	0	0	(8,780)	(26,341)
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit/Loss for the Year	382,201	970,621	195,454	698,936
	Number of Shares, Ex-Treasury Shares (Thou)	227,836	227,836	28,479,577	28,479,577
	PROFIT PER SHARE	1.67753	4.26017	0.00686	0.02454
	LOSS PER SHARE

Page: 7

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION	Corporate Law
ITR - QUARTERLY INFORMATION	Base Date: 09/30/2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 - EXPLANATORY NOTES

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

With the enactment of Law 12292 on March 2nd, 2006, the Company was authorized to provide water and sewage services outside the State of São Paulo, including in other countries, either directly or through national or international consortia, being also able to have equity interest in other State owned or mixed capital companies, as well as to set up subsidiaries.

The Company’s shares are listed on the São Paulo Stock Exchange (“BOVESPA”) in the “New Market” segment since April, 2002, and on the New York Stock Exchange - NYSE, in the form of ADRs (American Depositary Receipts) since May, 2002.

The Company provides water and sewage services in 366 municipalities in the State of São Paulo, mostly through concession contracts valid for a period of 30 years. Of 174 concessions expired and to expire up to December 31, 2007, 50 concessions were renewed for additional 30 years. Under the same contractual conditions, 2 concessions expiring up to December, 2007 and 14 expiring between 2008 and 2030 were renewed before their expiration date, totaling 66 new contracts. There still are contracts under negotiation with 122 municipalities. Between 2008 and 2037, 136 concessions will expire and 42 juridical relations with municipalities where the Company operates without a determinate period of time. Management expects that all these juridical relations will result in new contracts or extensions, ruling out the risk of discontinuity of municipal water and sewage service provision. As of September 30, 2007 the book value of the property, plant and equipment used in the 122 municipalities under negotiation was R$1.76 billion, and the revenue from these concessions for the period ended September 30, 2007 was R$652 million.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for 56.4% of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a large population, the Company operates under a public deed of authorization, like in some other municipalities in the Santos Coastal Area and in the Ribeira Valley, where the Company started operating after the merger of companies that formed SABESP.

On January 5, 2007 the Law nr. 11,445 was enacted establishing the regulatory framework of basic sanitation with the national guidelines and the fundamental principles to the rendering of services, like the social control, the transparency, the integration command of the sanitation infrastructure, the management of hydro resources, as well as the command for the articulation of the industry with the public policies of urban and regional development, housing, combat and eradication of poverty, health promotion and environmental protection, among other related ones. The regulatory mark seeks also the improvement to the quality of life with efficiency and the economic sustainability, making possible the adoption of gradual and progressive solutions coherent to the user’s payment capability.

Page: 8

As benefits to the Company, the law:

  Clarifies the conditions for the trasitoriety of the services, changing article 42 of the Concessions Act to determine to the Conceding Power to perform evaluations, surveys and payment of indemnification previously to the reversal of assets, as validation condition to the subsequent municipal acts;
  Significantly reduces the possibility of success in the judicial measures adopted for the resume of services in a sudden way and without indemnification;
  Aims the improvement of the achievement of public interests related to the environment and it favors the state planning of the services without disregarding the local peculiarities, considering the need of the Municipalities to present sanitation plans, compatible with the plans of the hydrographic basins; and
  Imposes the indication of the regulating entity and the publishing of regulatory norms that allow more clarity and efficiency in the inspection of services, as well as the providing itself, safeguarding and compatibilizing the different interests of the consumer and the contracting parties.

The information about area of concession, number of municipalities, volume of water and other related data disclosed in this report that do not arise from the accounting and/or financial statements are not revised by the independent auditors.

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company’s financial statements, which are used as the basis for determining income taxes and mandatory minimum dividends calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76 and amendments), the rules and regulations of the Brazilian Securities Commission - CVM and the accounting standards issued by the Brazilian Institute of Independent Auditors - IBRACON.

The Quarterly Information (ITR) were prepared according to principles, practices and criteria consistent with those adopted in the preparation of financial statements of December 31, 2006 and must be read together with them.

The financial statements for the third quarter and from January to September, 2006 were reclassified for purposes of better presentation and maintenance of comparison as described below:

- Expenses on water meter reading and delivery of bills, collection of water bills and indemnification for damages to third parties, in the amount of R$12,013 in the third quarter of 2006 (R$31,029 from January to September 2006) have been reclassified from costs of sales and services to selling expenses in the amount of R$2,721 in the third quarter of 2006 (R$7,667 from January to September 2006) and to administrative expenses in the amount of R$9,292 in the third quarter of 2006 (R$23,362 from January to September 2006).

Page: 9

3. CUSTOMERS

(a) Summary of customer accounts receivable

	Sept/07	Jun/07

Private-sector customers:
General customers and special customers (i) (ii)	679,389	646,315
Agreements (iii)	204,556	206,317

	883,945	852,632
Government Entities:
Municipal	519,297	495,338
Federal	26,023	25,624
Agreements (iii)	76,761	79,245

	622,081	600,207
Wholesale customers - municipal authorities: (iv)
- Guarulhos	377,101	364,529
- Mauá	128,989	123,718
- Mogi das Cruzes	13,793	11,078
- Santo André	318,110	307,910
- São Caetano do Sul	4,327	4,361
- Diadema	96,277	91,852

	938,597	903,448

Unbilled amounts	298,930	264,490

Subtotal	2,743,553	2,620,777

Allowance for doubtful accounts	(1,268,573)	(1,222,612)

Total customers	1,474,980	1,398,165

Current portion	1,194,507	1,121,941
Non current portion (v)	280,473	276,224

(i) General customers - residential and small and medium-sized businesses.

(ii) Special customers - large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.)

Page: 10

(iii) Agreements - renegotiation into installments of past due debts, added by monetary indexation and interests, with maturity dates between 6 and 12 months, except the agreements with municipal City Halls, with maturity dates up to 2011.

(iv) Wholesale customers - municipal authorities - Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, some of these municipalities judicially contest the tariffs charged by Sabesp and do not pay the amounts in dispute. Based on the collection history, these amounts are classified as non current assets, as per the roll-forward below:

	Sept/07	Jun/07

Balance at beginning of period	903,448	869,016
Billings for services provided	73,688	70,934
Collections - current year services	(37,174)	(35,034)
Collections - prior year services	(1,365)	(1,468)

Balance at end of period	938,597	903,448

Current portion	50,722	47,286
Non current portion	887,875	856,162

Some Municipal City Halls judicially question the tariffs practiced by SABESP.

(v) The non current portion comprises the accounts receivable past due and renegotiated with the customers and past due amounts of wholesale supply to municipal authorities, and it is recorded net of the allowance for doubtful accounts in the amount of R$699,274 on September 30, 2007 (R$673,222 on June 30, 2007).

(b) Customer accounts receivable aging summary

	Sept/07	Jun/07

Current	774,060	693,743
Past due:
Up to 30 days	130,491	130,704
From 31 to 60 days	69,761	80,909
From 61 to 90 days	53,003	58,676
From 91 to 120 days	48,278	46,597
From 121 to 180 days	91,488	88,602
From 181 to 360 days	175,455	175,023
For more than 360 days	1,401,017	1,346,523

Total	2,743,553	2,620,777

Page: 11

(c) Allowance for doubtful accounts

(i) The amount of the supplement to the provision may be presented as follows:

	3rd Qtr/07	2nd Qtr/07

Balance at beginning of period	1,222,612	1,176,645

Private-sector customers/government entities	19,909	19,490
Wholesale customers	26,052	26,477

Additions in the period	45,961	45,967

Balance	1,268,573	1,222,612

Current portion	569,299	549,390
Non current portion	699,274	673,222

(ii) In the income

The Company recorded probable losses in accounts receivable verified in the third quarter of 2007, in the amount of R$ 82,088 (R$ 213,374 of January to September of 2007), directly to the income for the period, recorded in “Selling Expenses”. In the third quarter of 2006, these losses were of R$ 114,169 (R$ 238,287 of January to September of 2006).

	3rd Qtr/07	Jan a Sept/07	3rd Qtr/06	Jan a Sept/06

Provisions (over five thousand reais)	(52,276)	(172,120)	(82,591)	(178,688)
Recoveries (over five thousand reais)	6,315	26,704	4,916	29,872
Direct write-offs (less than five thousand reais)	(61,460)	(159,970)	(55,142)	(144,575)
Recoveries (less than five thousand reais)	25,333	74,012	18,648	55,104

Expenses (note 17)	(82,088)	(231,374)	(114,169)	(238,287)

Management believes that the allowance for doubtful accounts is sufficient to absorb probable losses in customer accounts receivable.

4. RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State of São Paulo Government (“GESP”), and its related agencies.

(a) Accounts receivable, interest on capital and operating revenue from the State of Sao Paulo Government

Page: 12

	Sept/07	Jun/07

Accounts Receivable

Current:
Water and sewage services (i)	272,987	299,619
Water and sewage services - GESP Agreement (iii) and (iv)	63,975	62,631

Total current	336,962	362,250

Non current portion:
Water and sewage services - GESP Agreement (iii) and (iv)	68,868	67,416
Reimbursement for pension benefits paid (ii)	846,704	822,404

Total Non current portion	915,572	889,820

Total receivables from controlling shareholder	1,252,534	1,252,070

Water and sewage services	405,830	429,666
Reimbursement for pension benefits paid	846,704	822,404

	1,252,534	1,252,070

Interest on shareholders’ equity	531,481	396,361

Operating Revenues

Gross revenue from sales and services	3rd Qtr/07	2nd Qtr/07

Water sales	46,462	43,392
Sewage services	38,790	35,953
Collections	(104,739)	(36,319)

(i) Water and sewage services

The Company provides water and sewage services to the State of São Paulo Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74. At September 30 and June 30, 2007, 2,651 and 2,666 retirees, respectively, received supplementary pension payments, being that in the quarters ended on September 30 and June 30, 2007 the Company paid R$ 24,300 and R$ 24,407, respectively. On September 30 and June 30, 2007 there were 144 active employees that will be allowed to these benefits at occasion of their retirement.

Page: 13

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy - “DAEE”, having the State Department of Water Resources, Sanitation and Works as intervening party, under which the State Government, by force of Law no 200/74, acknowledged to be responsible for the benefit arising out of supplementation of retirement and pension payments and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value to date of the Agreement was R$678,830, of which R$320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, the Water and Electric Power Department - DAEE intends to transfer these properties to the Company to reduce the amounts owed to the Company. The reservoirs evaluation works has been completed and approved by the Board of Directors of the Company, which works indicated an amount of R$300,880 (base date - June, 2002), as shown in the respective report. There is a public civil action at the Court of Justice of the State of São Paulo involving the transfer of these reservoirs. The Company’s legal counsels assess the risk of loss from the lawsuit as probable, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

Based on official notice no. 53/2005 of the State Capital Defense Council - “CODEC”, dated March 21, 2005, negotiations have restarted between the Company and the State Government with a view to restate the debt for supplementary retirement and pension benefits, under the terms defined in the GESP agreement, including amounts due after November, 2001. These negotiations shall result in a second amendment to the Agreement between the State Government and Sabesp. The Company shall retain Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP - FIPECAFI to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney.

Once the amounts and any monetary adjustment criterion are established, SABESP will be able to take applicable actions in order to start the process of receiving of the amounts due by the Government of the State of Sao Paulo.

It is not possible to determine the net effects on the balance sheet resulting from such negotiation. Management does not expect to incur significant net losses relating to any differences between the amounts recorded as due from the State Government and the amounts actually paid by Sabesp.

Page: 14

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’ equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$581,779, including monetary adjustments based on the Reference Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$518,732, including (1) amounts declared and paid relating to years prior to 2003 (R$126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$31,098); and (3) amounts declared and paid relating to 2003 (R$360,667).

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining balance of R$ 176,890 as of February 29, 2004 will be payable in monthly installments from May 2005 through April 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus interest of 0.5% .

The State Government did not pay the installments due from April to September, 2007.

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

(b) Cash and cash equivalents

The Company’s balance of cash and short-term investments accounts with financial institutions controlled by the State Government was R$404,143 and R$478,863 at September 30 and June 30, 2007, respectively. The financial income from such investments was R$39,643 and R$39,628 in the periods ended September 30, 2007 and 2006, respectively. The Company must, by force of State Decree, invest its excess resources together with financial institutions controlled by the State.

Page: 15

(c) Arrangements to use certain reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by the State Department of Water and Energy - DAEE; in case these reservoirs were not available for the Company’s use, there could have been the need to obtain water in more distant locations. The Company does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding the operating costs of these reservoirs.

(d) Contracts with reduced Fare for State and Municipal Public Entities that adhere to the Program of Rational Use of Water

The Company has entered into contracts with public entities related to the Government of the State and to the municipalities involving approximately 7,100 real estates that are benefited with a 25% tariff reduction for water and sewage services. The contract provides for the implantation of the program of rational use of water, which considers the reduction in water consumption.

(e) Guarantees

The Government of the State of São Paulo extends guarantees for some loans and financings of the Company and it does not charge any fee related to them.

(f) Transaction between the parties

Management is doing its best efforts to keep in permanent basis the payments of the State with regards to transactions between the parties.

5. INDEMNIFICATIONS RECEIVABLE

Indemnifications receivable is a non-current asset represented by amounts receivable from the municipalities of Diadema and Maua as indemnification for the unilateral withdrawal of the concessions of water and sewage services from the Company in 1995. On September 30 and June 30, 2007, this asset amounted to R$148,794.

In view of these concession contracts, the Company invested I the construction of water and sewage systems in those municipalities to meet their commitments of concession service. Due to the unilateral breach of the concessions of Maua and Diadema, the municipalities assumed the responsibility to provide water and sewage services in those areas. At that moment, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnifications receivable), and recorded non indemnification costs to reflect the assets at their estimated recoverable amounts, contractually agreed upon as indemnification by the Company before the relevant authorities. The residual value of the property, plant and equipment items related to the municipality of Diadema, written-off for accounting purposes in December 1996 was R$75,231, and the balance of indemnification and other credits receivable from the municipality was R$62,876 on September 30, 2007. The residual value of the property, plant and equipment items related to the Municipality of Maua, written off in the fiscal year of 1999 was R$103,763 and the balance of indemnification receivable from the municipality was R$85,918 on September 30, 2007.

Page: 16

The Company’s rights to the recovery of these amounts are being disputed by the municipalities and no amount has been received up to the date.

Sabesp filed judicial demands to collect the amounts due by the municipalities. With regards to Diadema, the first court level judge decided against Sabesp, against which there was an appeal in November 2000. On December 1, 2005 a partial acceptance to Sabesp’s appeal was granted to declare the validity of the agreement entered into with the municipality of Diadema. On October 11, 2006 the City Hall filed special and extraordinary appeals, and on November 21, 2006 the decision allowing the Company to present its responses to the referred appeals was published, which has been done on December 6, 2006. The appeals were rejected by the President of the Court of Justice on March 27, 2007 and against this decision the municipality filed new interlocutory appeal. The appeal of the Municipality to the STF was accepted only with the purpose to determine the judgment of the extraordinary appeal that had been rejected.

With regards to Mauá, a first court level decision was given requiring that the Municipality pay an amount of R$ 153.2 million as compensation for the loss of profits. This decision was appealed by Mauá on April 15, 2005 and it is still pending a decision by the Court of Justice. On July 4, 2006, the sentence was converted into a diligence comprised by an expert clarification about the amount attributed for indemnification purposes, which has not yet been provided by the expert.

Based on the legal counsel opinion, Management continues to affirm that the Company has legal right to receive the amounts corresponding to the indemnification and it continues to monitor the situation of the legal proceedings. However, the ultimate amounts to be received, if any, will most likely be subject to a final court decision.

Page: 17

6. PROPERTY, PLANT & EQUIPMENT

	Sept/07			Jun/07

	Restated	Accumulated
	Cost	Depreciation/	Net	Net

In use
Water systems:
Land	943,019	-	943,019	943,041
Buildings	2,760,120	(1,505,290)	1,254,830	1,274,535
Connections	917,830	(375,725)	542,105	526,268
Water meters	285,883	(147,117)	138,766	134,336
Networks	3,430,998	(1,074,921)	2,356,077	2,391,858
Equipment	249,007	(168,947)	80,060	84,078
Others	595,975	(302,894)	293,081	293,192

Sub total	9,182,832	(3,574,894)	5,607,938	5,647,308

Sewage system:
Land	347,050	-	347,050	347,010
Buildings	1,604,539	(630,632)	973,907	980,519
Connections	925,014	(381,050)	543,964	534,364
Networks	5,154,353	(1,222,607)	3,931,746	3,904,331
Equipment	399,925	(358,380)	41,545	48,457
Others	130,329	(68,790)	61,539	65,903

Sub total	8,561,210	(2,661,459)	5,899,751	5,880,584

General use:
Land	107,707	-	107,707	107,707
Buildings	138,240	(103,155)	35,085	34,957
Transportation equipment	137,319	(129,924)	7,395	7,843
Furniture, fixtures and equipment	318,072	(179,167)	138,905	140,706
Loan for use of land	20,556	-	20,556	20,556
Loan for use of assets	8,457	(2,535)	5,922	5,922

Sub total	730,351	(414,781)	315,570	317,691

Total in use	18,474,393	(6,651,134)	11,823,259	11,845,583

Construction in progress:
Water systems	704,441	-	704,441	648,532
Sewage systems	1,411,901	-	1,411,901	1,355,779
Others	4,686	-	4,686	5,782

Total construction in progress	2,121,028	-	2,121,028	2,010,093

General Total	20,595,421	(6,651,134)	13,944,287	13,855,676

Page: 18

The property, plant and equipment in operation represents the items involved in the service rendering of water supply and sewage collection in 350 municipalities. In the other municipalities (those negotiated by financial-economic appraisal), Sabesp holds the possession of the items.

(a) Depreciations

The depreciation is calculated at the following annual rates:

Structures (buildings and structures) - 4% connections (residential connections) - 5%; networks (interceptors and networks) - 2%; equipment (information technology - 20%; machinery and other equipment - 10%); hydrometers - 10%; transportation equipment - 20%, furniture, fixtures and equipment - 10% and other fixed assets - between 2% and 20%. When applicable, the depreciation rates are adjusted to take into consideration the change in the remaining estimated economic life of the assets to the extent they are replaced.

(b) Disposals of property, plant and equipment

The Company has written-off, in the third quarter, 2007 and from January to September, 2007, items of fixed assets in the amount of R$4,057 and R$8,448, respectively (in the third quarter and from January to September, 2006 - R$4,470 and R$7,972, respectively), resulting in total loss the amount of R$3,838 and R$8,229 (in the third quarter and from January to September, 2006 - R$3,192 and R$5,513), related to the group of operating fixed assets, caused by obsolescence, thefts and disposal.

(c) Capitalization of interests and financial charges

The Company capitalized interests and monetary variation, including foreign currency exchange variation, to property, plant and equipment in the amount of (R$2,222) in the third quarter of 2007 (in the third quarter of 2006 - R$ 9,211), during the period in witch the related assets were under construction.

(d) Construction in progress

Disbursements from the fourth quarter of 2007 to 2012, related to construction works already contracted are estimated to be approximately R$1,470,000 (unaudited).

(e) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems it was necessary to expropriate or establish rights of way through third-party properties, all in conformity with the relevant legislation. The owner’s of these properties will be compensated either through negotiated settlements or judicial arbitration. Disbursements to be effected as from the fourth quarter of 2007 are estimated to be approximately R$472,000 (unaudited). The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. The total amount paid relating to expropriations of property, plant and equipment in the third quarter of 2007 was R$780 (R$663 - in the third quarter of 2006).

Page: 19

(f) Assets in guarantee

At September 30, 2007, the Company had assets in the amount of R$249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (Note 10).

Additionally, three of the Company’s real estates, in the amount of R$ 60,539 have been pledged as guarantee for financing together with the International Bank for Reconstruction and Development - Bird.

(g) Non-operating assets

The Company had R$26,478 at September 30 and June 30, 2007 referring to other non-operating assets given as free leases, comprised primarily of lands surrounding reservoirs.

(h) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at September 30, 2007 would be R$408,052 (R$438,042 in September 30, 2006). The amount of R$65,785 was realized in the period from January to September, 2007 (January to September, 2006 - R$70,070).

(i) Totally depreciated assets

On September 30 and June 30, 2007 the gross accounting value of the totally depreciated assets which are still in use is R$594,196 and R$585,829, respectively.

7. INTANGIBLE ASSETS

As of the year 1999, the negotiations related to new concessions started to become operational, considering the financial and economic result of the business, defined in appraisal report issued by independent experts.

Page: 20

The amount defined in the respective contracting instrument, after the celebration of the deal together with the municipality, with the realization by means of underwriting stock of the Company or in cash, it is registered under this line item and amortized over the concession period (normally on a 30-year term). On September 30 and June 30, 2007 there was no pending amount related to these payments to the municipalities.

The net disclosed amount refers to the assumption of the following municipalities:

	Sept/2007			Jun/2007

	Restated	Accumulated
	Cost	Depreciation	Net	Net

Agudos	7,689	(2,096)	5,593	5,639
Bom Sucesso do Itararé	349	(33)	316	320
Campo Limpo Paulista	12,019	(3,095)	8,924	8,903
Conchas	3,189	(559)	2,630	2,656
Duartina	1,525	(328)	1,197	1,210
Estância de Serra Negra	14,129	(1,783)	12,346	11,731
Itapira	14,729	(1,330)	13,399	13,399
Itararé	5,691	(1,566)	4,125	4,096
Marabá Paulista	462	(94)	368	356
Miguelópolis	4,268	(1,191)	3,077	2,994
Osasco	273,136	(66,770)	206,366	207,744
Paraguaçu Paulista	14,270	(4,064)	10,206	10,246
Paulistânia	154	(32)	122	123
Sandovalina	2,376	(73)	2,303	206
Santa Maria da Serra	1,105	(255)	850	858
São Bernardo do Campo	237,459	(29,037)	208,422	210,411
Várzea Paulista	12,723	(3,176)	9,547	8,986

Total	605,273	(115,482)	489,791	489,878

The amortization of the intangible assets is performed during the term of the concession contracts of the assumed municipalities.

For the third quarter of 2007 and 2006, amortization expenses related to the intangible concession rights were R$ 5,038 and R$ 5,026, respectively. The amortization expenses for next five years is estimated in approximately R$ 20,350 per year (information not revised by the independent auditors).

Page: 21

8. LOANS AND FINANCING

(i) Loans and financing balances

	Sept/07			Jun/07

		Non Current			Non Current			Annual
	Current		Total	Current		Total	Final	Interest	Adjustment to
							Maturity	Rate	Inflation	Guarantees

Local currency
										State of S.Paulo
União Federal /										Government and Own
Banco do Brasil	232,649	1,700,062	1,932,711	227,025	1,754,314	1,981,339	2014	8.5%	UPR	Funds
Debentures 6th								CDI+1.75%
Issue	-	413,114	413,114	231,813	402,992	634,805	2010	and 11%	IGP-M	-
Debentures 7th								CDI+1.5%
Issue	-	308,541	308,541	-	305,882	305,882	2010	and 10.8%	IGP-M	-
Debentures 8th								CDI+1.5%
Issue	-	724,264	724,264	-	715,094	715,094	2011	and 10.75%	IGP-M	-

CEF	56,098	487,027	543,125	54,569	494,489	549,058	2007/2022	5 % to 9.5%	UPR	Own Funds

FIDC - SABESP I	55,556	138,889	194,445	55,556	152,778	208,334	2011	CDI+0.7%	-	Own Funds
								3% + TJLP
BNDES	37,885	158,421	196,306	37,863	167,790	205,653	2013	limit 6%	-	Own Funds
								12% / CDI /
Others	3,187	20,069	23,256	3,094	21,347	24,441	2009/2011	TJLP+6%	UPR	-
Accrued interest
and financial
charges	72,556	30,839	103,395	96,255	28,544	124,799

Total local
currency	457,931	3,981,226	4,439,157	706,175	4,043,230	4,749,405

Foreign currency

BID									Currency
US$ 436,379									basket var +
thousand	65,462	736,995	802,457	79,540	754,302	833,842	2007/2025	3% to 7.7%	US$	Federal Government
Eurobonds
US$ 238,052								12% and
thousand	180,308	257,446	437,754	188,868	269,668	458,536	2008/2016	7.5%	US$	-
JBIC
Yen 1,449,855								1.8% and
thousand	-	23,228	23,228	-	14,050	14,050	2029	2.5%	Yene	Federal Government
Accrued interests
and financial
charges	25,806	-	25,806	14,113	-	14,113

Total foreign
currency	271,576	1,017,669	1,289,245	282,521	1,038,020	1,320,541

Total	729,507	4,998,895	5,728,402	988,696	5,081,250	6,069,946

As of September 30, 2007 the Company did not have balances of short-term loans and financing.

Exchange rate as September 30, 2007: USD 1.8389; Yen 0.016021

UPR: Standard Reference Unit - TJLP : Long Term Interest Rate
CURRENCY BASKET VARIATION: Value referring to the BID and BIRD account
CDI: Interbanking Deposit Certificate - IGP-M: General Market Prices Index

(ii) On September 01, 2007 the Company settled the 6th issue of debentures, 1st series

(iii) Settlement schedule of loans and financing

Page: 22

The total debt volume to be paid up to the end of 2007 is R$176,019, R$46,036 being the amount denominated in US dollar and the amount of R$129,983 refers to amounts payable of interests and principal of loans denominated in reais.

							2013
INSTITUTION	2007	2008	2009	2010	2011	2012	Onward	TOTAL

Local currency
União Federal/Banco do Brasil	56,327	237,630	258,645	281,518	306,414	333,511	458,666	1,932,711
Caixa Econômica Federal - CEF	13,627	56,998	60,507	64,968	70,333	76,029	200,663	543,125
Debentures	-	-	761,240	310,415	374,264	-	-	1,445,919
FIDC - SABESP I	13,889	55,556	55,556	55,556	13,889	-	-	194,446
BNDES	9,471	37,885	37,885	37,885	37,885	31,948	3,345	196,304
Others	787	4,189	6,721	6,031	5,528	-	-	23,256
Accrued interest and financial charges	35,882	39,758	12,336	12,336	3,084	-	-	103,396

Total Domestic	129,983	432,016	1,192,890	768,709	811,397	441,488	662,674	4,439,157

Foreign currency
BID	23,914	65,979	65,979	65,979	65,979	65,979	448,648	802,457
Eurobonds	-	180,308	-	-	-	-	257,446	437,754
JBIC	-	-	-	-	628	1,256	21,344	23,228
Accrued interest and financial charges	22,122	3,684	-	-	-	-	-	25,806

Total Foreign	46,036	249,971	65,979	65,979	66,607	67,235	727,438	1,289,245

Grand Total	176,019	681,987	1,258,869	834,688	878,004	508,723	1,390,112	5,728,402

(iv) Short-term debt structure

One of the Company’s main goals is to reduce its foreign currency debt exposure, therefore minimizing costs and volatility over income.

(v) Covenants

At September 30, 2007 the Company was in compliance with all financial covenants.

Page: 23

9. TAXES AND CONTRIBUTIONS

(a) Deferred

	Sept/07	Jun/07

In current assets (i)
Deferred income tax	17,087	11,837
Deferred social contribution	6,152	4,261

	23,239	16,098

In non-current assets (ii)
Deferred income tax	243,851	249,720
Deferred social contribution	90,106	92,219

	333,957	341,939

In current liabilities (iii)
Deferred PASEP	21,351	22,265
Deferred COFINS	53,025	53,578

	74,376	75,843

In long-term liabilities (iv)
Deferred income tax	64,636	64,909
Deferred social contribution	18,760	18,858
Deferred PASEP	18,599	17,672
Deferred COFINS	51,813	50,834

	153,808	152,273

		Jan to
	3rd Qtr/07	Sept/07	3rd Qtr/06	Jan to Sept/06

In income
Income tax	(52,427)	(298,100)	(89,857)	(268,723)
Deferred income tax	(346)	4,445	2,985	13,365

	(52,773)	(293,655)	(86,872)	(255,358)

In income
Social contribution	(19,103)	(108,371)	(32,958)	(85,055)
Deferred social contribution	(125)	1,600	1,075	(7,895)

	(19,228)	(106,771)	(31,883)	(92,950)

(i) In Current Assets

Mainly calculated on temporary differences in the amount of R$68,351 (June/2007 - R$47,348).

(ii) In non-current assets

Page: 24

Mainly calculated on temporary differences in the amount of R$975,404 (June/2007 - R$998,881) related to income tax and R$1,001,174 (June/2007 - R$1,024,651) related to social contribution.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, being the calculation of the liability and the set up of the provision made when the service was provided, and the settlement when the invoices were collected.

(iv) In Current Assets liabilities

- Income tax and social contribution

Substantially calculated based on temporary differences in the amount of R$258,546 (June/2007 - R$259,635) relating to income tax and R$208,440 (June/2007 - R$209,529) relating to social contribution.

- Pasep and Cofins

Substantially calculated on amounts invoiced to government agencies, being the calculation of the liability and the set up of the provision made when the service was provided, and the settlement when the invoices were collected.

(b) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the quarterly information is reconciled from the nominal rates provided by law, as shown below:

		Jan to		Jan to
	3rd Qtr/07	Sept/07	3rd Qtr/06	Sept/06

Income before taxes on income	454,202	1,371,047	322,989	1,073,585
Statutory rate	34%	34%	34%	34%

Tax expense at statutory rate	(154,429)	(466,156)	(109,816)	(365,019)
Permanent differences
Realization of revaluation reserve	(7,547)	(22,367)	(8,114)	(23,824)
Interest on shareholders’ equity	91,408	91,408	-	44,058
Other differences	(1,433)	(3,311)	(825)	(3,523)

Income and social contribution taxes	(72,001)	(400,426)	(118,755)	(348,308)

Current income tax and social contribution	(71,530)	(406,471)	(122,815)	(353,778)
Deferred income tax and social contribution	(471)	6,045	4,060	5,470
Effective rate	16%	29%	37%	32%

Page: 25

10. PAES PROGRAM - SPECIAL TAX DEBT REFINANCING PROGRAM

The Company applied for enrollment in the Special Tax Debt Refinancing Program - “PAES”, on July 15, 2003, in accordance with Law No. 10,684, of May 30, 2003, including certain tax liabilities related to COFINS and PASEP subject of a legal action challenging the application of Law No. 9,718/98, and consolidated the previously outstanding balance of the Tax Recovery Program - “REFIS”. The total amount included in Paes was R$ 316,953.

The debt is being paid in 120 months, R$10,814 being the amount paid in the 3rd quarter, 2007 (R$10,690 in the 2nd quarter, 2007) and R$2,930 was provisioned in the 3rd quarter, 2007 and R$9,412 in the period from January to September, 2007 (R$4,111 in the 3rd quarter, 2006 and R$14,028 in the period from January to September, 2006) related to interests.

The assets pledged as guarantee under in the previous Refis Program, in the amount of R$ 249,034 continue to secure amounts under the Paes Program.

11. PENSION AND HEALTH BENEFIT PLANS

The Company sponsors the Fundação Sabesp de Seguridade Social - Sabesprev, an entity organized in August 1990 with the main purpose of managing Sabesp’s complementary pension and health benefit plans.

(a) Social Security Benefits

The monthly contributions related to the post-retirement program - defined benefit correspond to 2.10% of the Company and 2.30% from the participants.

The contribution of the participants presented above is the average, since the value of the discount varies according to the salary range, between 1% and 8.5% .

In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits granted and payable to which the employees will be entitled after service time.

At December 31, 2006, based on independent actuarial reports, Sabesp had a net actuarial liability of R$321,212, representing the difference between the present value of the Company’s benefit obligations to the participating employees, retired employees and pensioners, and the assets in guarantee.

The Company has elected to recognize the liability over five years beginning in 2002. The actuarial liability as of September 30, 2007, in the amount of R$354,263 (June/2007 - R$343,249), has been recorded in non current portion liabilities.

Page: 26

For the year 2007, the expense estimate is R$55,924 out of which R$44,451 has been recognized, in the period from January to September, 2007 (R$44,958 in the period from January to September, 2006) as follows:

	3rd Qtr/07	Jan to Sept/07	3rd Qtr/06	Jan to Sept/06

Transfer to Sabesprev	3,842	11,399	3,712	11,128
Actuarial liability recorded	11,014	33,052	11,269	33,830

Total recorded	14,856	44,451	14,981	44,958

(b) Assistance Plan:

The health benefit program, which is comprised of optional health benefit plans, free-election, is also funded by contributions from the sponsor and the participating employers, which were the following in the period:

Company: average of 7.60% on the payroll;

Participating employees: 3.21% of base salary and bonus, corresponding to 2.40% of the gross payroll, on average.

12. PROFIT SHARING

Based on the negotiations performed in May 2007 between the Company and the entities representing the functional class, the Profit Sharing Plan was agreed upon, considering the period from January to December, 2007, with the distribution of the amount corresponding up to one payroll, according to the results achieved, with payment expected to 2008.

In the semester ended on September 30, 2007 the amount of R$ 42,511 was accrued in the line item “Salaries and Payroll Charges”, in current liabilities, referring to six months of the period from January to December, 2007.

Page: 27

13. PROVISIONS FOR CONTINGENCIES

	Jun/07	Additions	Exclusions	Interests,	Sept/07
				Restatements
				and
				Reversals

Customer claims (i)	286,609	4,274	-	461	291,344
Contractor claims (ii)	165,239	2,164	(1,940)	7,538	173,001
Other civil claims (iii)	75,183	6,988	(6,537)	448	76,082
Tax claims (iv)	25,243	1,373	(18)	762	27,360
Labor claims (v)	52,128	2,676	(743)	1,646	55,707
Environmental claims (vi)	74,959	301	(33,851)	519	41,928

Subtotal	679,361	17,776	(43,089)	11,374	665,422

Escrow Deposits	(11,927)	(8,262)	3,481	-	(16,708)

Total	667,434	9,514	(39,608)	11,374	648,714

Management, based on an analysis conducted together with its legal counsel, recorded a provision considered sufficient to cover probable losses on lawsuits. Amounts related to lawsuits in the stage of judgment execution include R$62,386 (June 2007 - R$39,568), net of escrow deposits in the amount of R$5,966 (June 2007 - R$ 7,781), in current liabilities, under the caption “Provisions”, and R$586,328 (June 2007 - R$627,866), net of escrow deposits in the amount of R$10,742 (June 2007 - R$4,146), in noncurrent liabilities under the caption “Provisions”.

(i) Customer claims - approximately 1,130 claims from customers have been filed by commercial customers claiming that their tariffs should be equal to those of other categories of consumers and, consequently, claim the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and adverse, in several different court levels, and has recorded provisions for cases whose risk of loss has been assessed as probable.

(ii) Contractor claims - Filed by certain construction service contractors alleging underpayment of monetary adjustments, withholding of amounts relating to the effects of the Real Plan and monetary losses from economic-financial unbalance in the applicable contract. These lawsuits are in progress in several different court levels, and provisions are recorded for cases with probable chance of loss.

(iii) Other civil claims - Refer to claims for indemnifications for material damages, pain and suffering and loss of profits caused to third parties, in several different court levels, provisioned when classified as of probable loss.

Page: 28

(iv) Tax claims - the provisions for contingencies of tax nature refer mainly to questions related to the collection of taxes, questioned by reason of divergence of interpretation of the legislation by the legal counsels of the Company.

(v) Labor claims - the Company is party to several labor claims, related to overtime pay, health hazard and risk, prior notice period, job deviation, salary parity and others, most of the amounts involved being under provisional or definite execution, in several court levels, thus being classified as of probable loss and, consequently, duly provisioned.

(vi) Environmental claims - refer to various administrative and judicial processes filed by public entities, including by the Companhia de Tecnologia de Saneamento Ambiental - Cetesb, the General Attorney’s Office of the State of Sao Paulo and others, seeking to impose fines and penalties for environmental damages allegedly caused by the Company.

The Company entered into an agreement with the Public Prosecution Office of the State of Sao Paulo, referring to the public environmental civil action involving the Municipality of Paraguaçu Paulista as to (a) the fulfillment of the obligation of not doing, which consists of not discharging or not permitting the sewage to be discharged without proper treatment into River Alegre or any other river in the Municipality of Paraguaçu Paulista; (b) the fulfillment of the obligation of doing, which consists of implementing a sewage treatment system by doing the necessary works for the proper sewage treatment and, further, (c) the payment of an indemnification for damages already caused to the environment, in the estimated amount of R$34.1 million beginning on January 2008. The payment will be in the form of works for the municipality, such as works to stop erosive processes, implementation of the Complexo do Grande Lago and Pequeno Lago projects, implementation of the Municipal Water Park, among others. As of September 30, 2007 the amount of R$34.1 million referring to this indemnification was reclassified to the caption “Indemnifications”, with R$1.2 million in current liabilities and R$32.9 million in noncurrent liabilities.

Lawsuits with possible risk of loss

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor matters, which are assessed by its legal advisors to be of possible likelihood of loss and which are not provisioned. The aggregate amount referring to such proceedings is approximately R$2,030,100 as of September 30, 2007 (Jun/2007 - R$2,032,500).

Page: 29

14. SHAREHOLDERS’ EQUITY

(a) Authorized Capital

The Company is authorized to increase its capital stock up to the limit of R$ 4,100,000, divided into common shares, all recorded with no par value.

Shares Grouping

The Shareholders’ Meeting held on April 30, 2007 approved the proposal to effectuate the reverse share split. The shares started being grouped in the proportion of 125 (one hundred and twenty-five) shares for 1 (one) share, and, as of June 4, 2007 they started to be negotiated in Reais per share. The capital stock started being represented by 227,836,623 registered common book-entry shares, with no par value, remaining unchanged the amount of Sabesp’s capital stock.

Simultaneously to the reverse share split, the American Depositary Receipts (ADR’s) started being negotiated in the proportion of 1 (one) ADR per each 2 (two) shares.

(b) Subscribed and paid-up capital

Subscribed and paid-in capital is represented by 227,836,623 registered common shares without par value, distributed as follows:

	Sept/07		Jun/07

Shareholders	Number of shares	%	Number of shares	%

Secretaria da Fazenda	114,508,086	50.26	114,508,087	50.26
Companhia Brasileira de Liquidação e Custódia	62,783,081	27.56	62,711,173	27.52
The Bank Of New York ADR
Department (Equivalent to stock) (*)	50,319,556	22.08	50,389,316	22.12
Other	225,900	0.10	228,047	0.10

	227,836,623	100.00	227,836,623	100.00

(*) Each ADR equals 2 shares

(c) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law.

Interests on shareholders’ equity declared in 2006, in the amount of R$270,841, were paid on June 29, 2007, net of withholding income tax.

Page: 30

On October 18, 2007, the Board of Directors approved the proposal for interest on capital payment for the period from January to September 2007, in the amount of R$268,847, which will be paid up to 60 days after the Annual Shareholders’ Meeting of 2008, net of withholding income tax.

(d) Capital reserve

Capital reserve comprises fiscal incentives and donations from governmental entities and private entities.

(e) Revaluation reserve

As provided by CVM Instruction No. 197/93, the Company elected not to recognize income tax and social contribution on the revaluation reserve of property, plant and equipment carried out until 1991.

The reserve has been realized with a corresponding entry to “retained earnings”, to the same proportion of the depreciation and write-off of the assets to which it is related.

(f) Changes in Retained Earnings Account

	Sept/07	Jun/07

Previous Balance	632,009	314,723
Realization of Revaluation Reserve	22,196	21,746
Result of the Period	382,201	295,540
Interests on capital	(268,847)	-

Current Balance	767,559	632,009

(g) Reserve for Investments

The reserve for investments has been specifically set up from the portion corresponding to own resources that will be intended to the enhancement of the water supply and sewage sanitation systems,

Page: 31

15. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The determination of the market value of financial instruments is performed on an annual by basis Company Management.

(b) Credit risk concentration

A significant portion of sales is made to a geographically dispersed customer base. In relation to those clients, credit risk is mitigated due to the large portfolio and to the control procedures which monitor this risk.

The doubtful account are properly covered by provision to face eventual losses in their realization

(c) Foreign Currency

Transactions in foreign currency consist of borrowings to specific improvement works and expansion of the Company’s water supply and sewage collection and treatment services.

16. OPERATING REVENUES

	3rd Qtr/07	Jan to Sept/07	3rd Qtr/06	Jan to Sept/06

Sao Paulo Metropolitan Region	1,223,252	3,610,301	1,126,784	3,318,706
Regional systems (i)	388,813	1,148,695	379,045	1,065,944

Total	1,612,065	4,758,996	1,505,829	4,384,650

(i) It comprises the municipalities operated in the country side and coastal line of the State of Sao Paulo.

Page: 32

17. OPERATING COSTS AND EXPENSES

		Jan to		Jan to
	3rd Qtr/07	Sept/07	3rd Qtr/06	Sept/06

Cost of sales and services:
Payroll and related and charges	(246,266)	(722,886)	(229,946)	(707,233)
General supplies	(29,014)	(90,848)	(27,785)	(81,831)
Treatment supplies	(25,897)	(90,892)	(24,496)	(83,726)
Outside services	(85,839)	(255,891)	(79,926)	(219,200)
Electric power	(117,469)	(359,141)	(114,969)	(328,899)
General expenses	(8,400)	(21,215)	(8,195)	(23,158)
Depreciation and amortization	(150,647)	(453,541)	(147,075)	(435,479)

	(663,532)	(1,994,414)	(632,392)	(1,879,526)

Selling expenses:
Salaries and Payroll Charges	(40,286)	(118,219)	(38,019)	(117,006)
General supplies	(1,153)	(3,817)	(1,410)	(3,755)
Outside services	(23,281)	(64,880)	(21,361)	(58,432)
Electric power	(187)	(563)	(180)	(581)
General expenses	(14,848)	(43,680)	(14,717)	(43,266)
Depreciation and amortization	(1,274)	(3,724)	(667)	(2,061)
Bad debt expense, net of recoveries - 3(c)	(82,088)	(231,374)	(114,169)	(238,287)

	(163,117)	(466,257)	(190,523)	(463,388)

Administrative expenses:
Salaries and Payroll Charges	(35,648)	(102,786)	(31,609)	(94,995)
General supplies	(1,045)	(3,544)	(1,077)	(3,176)
Outside services	777	(49,498)	(18,262)	(55,162)
Electric power	(295)	(966)	(323)	(875)
General expenses	(39,344)	(93,212)	(30,740)	(52,089)
Depreciation and amortization	(3,829)	(11,444)	(3,751)	(11,799)
Tax expenses	(8,735)	(25,371)	(7,264)	(24,201)

	(88,119)	(286,821)	(93,026)	(242,297)

Costs, selling and administrative expenses:
Salaries and Payroll Charges	(322,200)	(943,891)	(299,574)	(919,234)
General supplies	(31,212)	(98,209)	(30,272)	(88,762)
Treatment supplies	(25,897)	(90,892)	(24,496)	(83,726)
Outside services	(108,343)	(370,269)	(119,549)	(332,794)
Electric power	(117,951)	(360,670)	(115,472)	(330,355)
General expenses	(62,592)	(158,107)	(53,652)	(118,513)
Depreciation and amortization	(155,750)	(468,709)	(151,493)	(449,339)
Tax expenses	(8,735)	(25,371)	(7,264)	(24,201)
Bad debt expense, net of recoveries	(82,088)	(231,374)	(114,169)	(238,287)

	(914,768)	(2,747,492)	(915,941)	(2,585,211)

Page: 33

		Jan to		Jan to
	3rd Qtr/07	Sept/07	3rd Qtr/06	Sept/06

Financial expenses:
Interest and other charges on loans and
financing - local currency	(111,722)	(344,585)	(127,588)	(397,073)
Interest and other charges on loans and
financing - foreign currency	(16,518)	(51,218)	(22,180)	(69,612)
Interest on shareholders’ equity	(268,847)	(268,847)	-	(129,582)
Interest on shareholders’ equity (reversal)	268,847	268,847	-	129,582
Other expenses on loans and financing	-	-	(1)	(6)
Income tax on remittances abroad	(1,468)	(4,777)	(2,144)	(6,596)
Other financial expenses	(12,038)	(43,013)	(8,143)	(26,595)
Monetary variations on loans and financing	(29,814)	(64,244)	(22,316)	(60,547)
Other monetary and foreign exchange
variations	(2,709)	(7,202)	(126)	(671)
Provisions	(11,375)	(22,557)	851	(7,093)

	(185,644)	(537,596)	(181,647)	(568,193)

Financial income:
Monerary Variation Income	8,668	25,768	4,624	22,020
Income from financial investments	11,267	39,643	11,983	39,628
Sale of third parties shares	-	-	141	141
Interest	12,460	37,250	9,212	34,789
Others	6	9	51	57

	32,401	102,670	26,011	96,635

Financial expenses, before foreign exchange
variations	(153,243)	(434,926)	(155,636)	(471,558)

Foreign Exchange, net
Exchange variations on loans and financing	35,538	156,679	2,629	80,649
Other Foreign Exchange Variations	(87)	(87)	-	-
Foreign Exchange Income	(209)	(369)	(115)	(395)

	35,242	156,223	2,514	80,254

Financial result, net	(118,001)	(278,703)	(153,122)	(391,304)

Page: 34

18. CASH FLOW

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with Brazilian Corporate Law and has been presented in accordance with International Accounting Standards (IAS) No. 7 - “Cash Flow Statements”.

	Explanatory		Jan to		Jan to
	Notes	3rd Qtr/07	Sept/07	3rd Qtr/06	Sept/06

Cash flow from operating activities:
Net income for the period		382,201	970,621	195,454	698,936

Adjustments to reconcile net income:
Deferred Taxes and Contributions		909	(2,540)	(2,240)	(5,427)
Provisions for Contingencies		40,187	116,965	26,191	51,747
Reversal of provision for losses		(6)	(50)	(6,595)	(6,595)
Other provisions		66	155	-	-
Social Security Obligations		14,856	44,450	14,981	44,958
Write-off of Fixes Assets	6(b)	3,838	8,229	3,192	5,513
Write-off of Deferred Assets		-	1,276	2,637	3,500
Investments Write-off		-	-	21	21
Gain from the sale of fixed assets		219	219	(4,371)	(5,378)
Depreciation and Amortization	17	155,750	468,709	151,493	449,339
Interests calculated on Loans and Financings
Payable		129,659	400,531	151,913	473,282
Monetary and Foreign Exchange Variations on
loans and financings.	17	(5,724)	(92,435)	19,687	(20,102)
Interests and Monetary Variation Expenses	10	2,930	9,412	4,111	14,028
Interests and Monetary Variation Income		(4,025)	(11,936)	(2,788)	(9,699)
Allowance for Doubtful Accounts	3(c(ii)) e 17	82,088	231,374	114,169	238,287

Changes in Working Capital:		802,948	2,144,980	667,855	1,932,410

Customers Accounts Receivable
Accounts Receivable from Shareholders		(128,602)	(236,974)	(27,500)	(244,879)
Transactions with Related Parties.		26,631	60,303	(128,872)	(31,788)
Inventories		(18)	9,041	(970)	3,065
Taxes Recoverable		(22,790)	505	3,312	847
Other Accounts Receivable		(10,714)	(31,224)	(9,827)	(27,237)

Change in Non-current Assets
Accounts Receivable from Customers		(29,637)	(60,343)	(21,060)	(107,242)
Accounts Receivable from Shareholders		(24,300)	(72,249)	(23,919)	(70,162)
Judicial Deposits		2,853	350	5,989	(877)
Other Accounts Receivable		(1,027)	(3,759)	(1,769)	(17,728)

Change in Current Liabilities:
Suppliers		40,703	(30,649)	(18,839)	5,757
Salaries, provisions and social contributions		39,212	47,205	12,514	119,433
Interests on Shareholders’ Equity Payable		1	1	-	-
Taxes and Contributions Payable		(16,612)	(11,385)	(17,755)	(200)

Page: 35

	Explanatory		Jan to		Jan to
	Notes	3rd Qtr/07	Sept/07	3rd Qtr/06	Sept/06

Services Collected		2,935	(6,539)	30,858	7,848
Other Obligations		7,330	(145)	1,440	3,484
Contingencies		(20,055)	(94,549)	(9,680)	(29,680)
Pension Fund	11	(3,842)	(11,399)	(3,712)	(11,128)
Change in non-current liabilities
Other Obligations		1,107	1,784	1,109	3,398

Cash Flow from Operating Activities		666,123	1,704,954	459,174	1,535,321

Cash Flow from Investment Activities:
Acquisition of fixed asset items		(244,704)	(550,290)	(171,252)	(510,406)
Increase in intangibles		(4,951)	(9,662)	(2,895)	(9,592)
Sale of Fixed Asset Items		-	-	5,649	7,837
Increase in Deferred Asset		-	-	(2,665)	(2,720)

Net Cash invested in investment activities		(249,655)	(559,952)	(171,163)	(514,881)

Cash Flow from financing activities
Loans and Financing - Long Term:
Funding		30,128	155,570	46,791	367,319
Payments		(493,385)	(1,049,182)	(270,765)	(1,109,728)

Payment of interest on shareholders’ equity		(18,997)	(134,081)	(615)	(158,770)

Net cash applied in financing activities		(482,254)	(1,027,693)	(224,589)	(901,179)

Increase (decrease) in cash & cash equivalents		(65,786)	117,309	63,422	119,261
Cash & Cash equivalents in the beginning of the
year		511,301	328,206	336,012	280,173
Cash & Cash equivalents at the end of the year		445,515	445,515	399,434	399,434
Change in cash & cash equivalents		(65,786)	117,309	63,422	119,261

Supplementary cash flow information:
Interests and fees paid on loans and financings		147,879	430,345	154,380	500,625
Capitalized interests and financial charges	6(c)	(2,222)	(12,811)	9,211	2,382
Income Tax and Social Contribution paid		126,414	396,330	131,262	314,455
Fixed Assets received in donations		3,836	12,476	3,864	25,804
Cofins and Pasep paid		110,950	350,826	106,833	326,262
Paraguaçu Paulista Agreement	13(vi)	34,071	34,071

Page: 36

19. SUBSEQUENT EVENTS

  Agreement with the Municipality of Sao Paulo

On November 14, 2007, the Company and the Municipality of Sao Paulo (the Parties) entered into an Agreement to establish conditions to ensure the stability of public basic and environmental sanitation services in the City of Sao Paulo. The main points of this Agreement are:

1. The Parties agree to establish basic and environmental sanitation measures that supplement the actions of the Municipality of Sao Paulo, investing in the implementation and continuity of programs, such as Programa Corrego Limpo and Programa de Uso Racional de Agua - PURA, whose objective is to ensure water consumption reduction in public units, thus ensuring water supply and quality of life for the population.

2. From the date of signing of the Agreement, the total amounts paid by the Municipality of Sao Paulo to SABESP, referring to direct administration entities, independent government agencies and foundations, net of taxes, will be allocated to fund investments in basic and environmental sanitation of the Municipality;

3. The Municipality agrees to resume the payment of the bills and invoices for current consumption issued by Sabesp, from the date of signing of this Agreement;

4. The Parties will conclude in up to 90 days the necessary understanding to resolve their financial matters and prepare the drafts of the Cooperation Agreement, Metropolitan Program Contract and Bill in order to obtain legislative authorization for the execution of said documents;

5. The Parties and the State shall conclude in up to 90 days, from the execution of the Agreement, the terms and conditions of the Cooperation Agreement and the Metropolitan Program Contract, aiming at the stability of the provision by Sabesp of basic and environmental sanitation services in the Municipality;

6. After the Bill is submitted to the House of Representatives, the Parties will sign the document for resolution of their financial matters. A discount of R$120 million on the debts owed by the Municipality can be granted, subject to negotiation. These debts will be paid without financial charges arising from interest, fine and monetary adjustment.

7. The Parties will require the discontinuation of the collection lawsuits filed by Sabesp, with court costs being borne by Sabesp, and each Party being liable for its attorneys’ fees.

The approval of the Municipal Bill, which is an essential condition for the execution of the Cooperation Agreement to be signed between the Municipality and the State, and the Metropolitan Program Contract to be signed between Sabesp and the Municipality, is not totally under control of the Parties.

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The effects of the Agreement signed hereunder on the Interim Financial Statements of the Company are not fully quantified at this time and shall be determined by the end of 2007.

  Sanitation and Energy Regulatory Agency of the State of Sao Paulo - Arsesp

On November 13, 2007, the State Legislature approved Supplementary Bill No. 48/2007, which is pending Governor’s sanction to be signed into law. This bill provides for the creation of the Sanitation and Energy Regulatory Agency of the State of Sao Paulo (Arsesp) that shall be responsible for regulating energy, gas and sanitation services under the responsibility of the State or that have been transferred to the State by municipalities or the federal government.

Page: 38

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

1. Growth of 17% in the EBITDA and EBITDA Margin reaches 49,1% in the 3Q07.

in millions of R$
	3rd Qtr/06	3rd Qtr/07	Variation
			R$	%
(+)Gross operating revenues	1,505.9	1,612.0	106.1	7.0
(-) COFINS e PASEP	115.0	120.2	5.2	4.5
(=)Net operating revenues	1,390.9	1,491.8	100.9	7.3
(-) Costs and expenses	916.0	914.8	(1.2)	(0.1)
(=)Income before financial expenses (EBIT*)	474.9	577.0	102.1	21.5
(+)Depreciation and amortization	151.5	155.8	4.3	2.8
(=)EBITDA**	626.4	732.8	106.4	17.0
EBITDA Margin %	45.0	49.1
Net income	195.5	382.2	186.7	95,5

Net income per one thousand shares in R$ (***)	0.86	1.68

in millions of R$
	Jan - Sept/06	Jan - Sept/07	Variation
			R$	%
(+)Gross operating revenues	4,384.6	4,578.9	374.3	8.5
(-) COFINS e PASEP	335.8	354.7	18.9	5.6
(=)Net operating revenues	4,048.8	4,404.2	355.4	8.8
(-) Costs and expenses	2,585.2	2,747.5	162.3	6.3
(=)Income before financial expenses (EBIT*)	1,463.6	1,656.7	193.1	13.2
(+)Depreciation and amortization	449.4	468.7	19.3	4.3
(=)EBITDA	1,913.0	2,125.4	212.4	11.1
EBITDA Margin %	47.2	48.3
Net income	698.9	970.6	271.7	38.9

Net income per one thousand shares in R$ (***)	3.07	4.26

(*) Income before interests and taxes
(**) Income before interests, taxes, depreciation and amortization.
(***) The net earnings per share consider the reverse share split in all periods presented in order to allow comparison.

In the 3Q07 the net operating revenues totaled R$1.5 billion, a 7.3% growth in relation to the same period last year. The costs and expenses in the amount of R$914.8 million were 0.1% lower than 3Q06.

The result before financial expenses presented an increase of 21.5%, from R$474.9 million in the 3Q06 to R$577.0 million in the 3Q07. The EBITDA increased from R$626.4 million in the 3Q06 to R$732.8 million in the 3Q07, with 17.0% increase and margin from 45.0% to 49.1% .

Page: 39

Net income reached R$382.2 million, 95.5% higher to R$195.5 million achieved in the 3Q06.

2. Gross Operating Revenue

The gross operating revenue was R$1.6 billion, with R$106.1 million or 7.0% increase in relation to the 3Q06. The main factors for this growth were:

  2.6% increase in the volume invoiced of water and sewage; being 1.4% in the retail and 15.2% in the wholesale;

  5.0% impact in the 3Q06 referring to the 6.7% tariff adjustment as of August, 2006; and

  0.2% impact related to the 4.1% tariff adjustment in force as of September, 2007.

3. Volume invoiced

The following tables demonstrate the volumes of water and sewage invoiced, according to the category of use and region in the 3Q06 and 3Q07 and in the first nine months of 2006 and 2007.

QUARTER
VOLUME INVOICED(1) OF WATER AND SEWAGE BY CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	3rd Qtr/06	3rd Qtr/07	Var. %	3rd Qtr/06	3rd Qtr/07	Var. %	3rd Qtr/06	3rd Qtr/07	Var. %
Residential	326.5	329.5	0.9	258.2	263.0	1.9	584.7	592.5	1.3
Commercial	37.0	37.6	1.6	34.0	34.5	1.5	71.0	72.1	1.5
Industrial	8.7	8.8	1.1	8.0	8.5	6.3	16.7	17.3	3.6
Public	11.9	11.9	-	9.6	9.5	(1.0)	21.5	21.4	(0.5)
Total retail	384.1	387.8	1.0	309.8	315.5	1.8	693.9	703.3	1.4
Wholesale	66.0	69.4	5.2	-	6.6	-	66.0	76.0	15.2
Grand Total	450.1	457.2	1.6	309.8	322.1	4.0	759.9	779.3	2.6

JANUARY TO SEPTEMBER
VOLUME INVOICED(1) OF WATER AND SEWAGE BY CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	Jan - Sep/06	Jan - Sep/07	Var. %	Jan - Sep/06	Jan - Sep/07	Var. %	Jan - Sep/06	Jan - Sep/07	Var. %
Residential	983.2	998.4	1.5	773.0	793.4	2.6	1,756.2	1,791.8	2.0
Commercial	110.7	112.9	2.0	101.2	103.3	2.1	211.9	216.2	2.0
Industrial	26.0	26.2	0.8	24.2	25.1	3.7	50.2	51.3	2.2
Public	35.0	35.5	1.4	28.0	28.3	1.1	63.0	63.8	1.3
Total retail	1,154.9	1,173.0	1.6	926.4	950.1	2.6	2,081.3	2,123.1	2.0
Wholesale	196.3	203.6	3.7	-	18.5	-	196.3	222.1	13.1
Grand Total	1,351.2	1,376.6	1.9	926.4	968.6	4.6	2,277.6	2,345.2	3.0

Page: 40

QUARTER
VOLUME INVOICED(1) OF WATER AND SEWAGE BY CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	3rd Qtr/06	3rd Qtr/07	Var. %	3rd Qtr/06	3rd Qtr/07	Var. %	3rd Qtr/06	3rd Qtr/07	Var. %
Metropolitan	257.6	260.2	1.0	211.4	215.9	2.1	469.0	476.1	1.5
Regional (2)	126.5	127.6	0.9	98.4	99.6	1.2	224.9	227.2	1.0
Total retail	384.1	387.8	1.0	309.8	315.5	1.8	693.9	703.3	1.4
Wholesale	66.0	69.4	5.2	-	6.6	-	66.0	76.0	15.2
Grand Total	450.1	457.2	1.6	309.8	322.1	4.0	759.9	779.3	2.6

JANUARY TO SEPTEMBER
VOLUME INVOICED(1) OF WATER AND SEWAGE BY CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	Jan - Sep/06	Jan - Sep/07	Var. %	Jan - Sep/06	Jan - Sep/07	Var. %	Jan - Sep/06	Jan - Sep/07	Var. %
Metropolitan	770.3	781.3	1.4	629.2	646.4	2.7	1,399.5	1,427.7	2.0
Regional (2)	384.6	391.7	1.8	297.2	303.7	2.2	681.8	695.4	2.0
Total retail	1,154.9	1,173.0	1.6	926.4	950.1	2.6	2,081.3	2,123.1	2.0
Wholesale	196.3	203.6	3.7	-	18.5	-	196.3	222.1	13.1
Grand Total	1,351.2	1,376.6	1.9	926.4	968.6	4.6	2,277.6	2,345.2	3.0
(1) Unaudited
(2) Comprised by coastal and interior regions

4. Costs, selling and administrative expenses:

In the 3Q07, the costs, administrative and selling expenses presented a decrease of R$1.2 million, or 0.1% in relation to 3Q06 in millions of R$
COSTS AND EXPENSES	3rd Qtr/06	3rd Qtr/07	Variation		Jan - Sep/06	Jan - Sep/07	Variation
			R$	%			R$	%
Payroll and related charges	299.6	322.2	22.6	7.5	919.2	943.9	24.7	2.7
General Supplies	30.3	31.2	0.9	3.0	88.8	98.2	9.4	10.6
Treatment supplies	24.5	25.9	1.4	5.7	83.7	90.9	7.2	8.6
General Services	119.5	108.3	(11.2)	(9.4)	332.8	370.3	37.5	11.3
Electric power	115.5	118.0	2.5	2.2	330.3	360.6	30.3	9.2
General expenses	53.6	62.6	9.0	16.8	118.5	158.1	39.6	33.4
Depreciation and amortization	151.5	155.8	4.3	2.8	449.4	468.7	19.3	4.3
Bad debt expenses	114.2	82.1	(32.1)	(28.1)	238.3	231.4	(6.9)	(2.9)
Tax expenses	7.3	8.7	1.4	19.2	24.2	25.4	1.2	5.0
Costs, selling and administrative expenses	916.0	914.8	(1.2)	(0.1)	2,585.2	2,747.5	162.03	6.3
Percentage on Net Revenue	65.9	61.3			63.9	62.4

The main variances identified in the period were:

Page: 41

4.1. Salaries and Payroll Charges

In the 3Q07 the connections per employee ration improved 5.2% going from 667 in the 3Q06 to 702 in the 3Q07 and the number of employees from 17,303 to 16,880.

Comparing 3Q07 to 3Q06 there was an increase of R$22.6 million or 7.5% in salaries and payroll charges, going from R$229.6 million in the 3Q06 to R$322.2 million in the 3Q07, as a result of the following factors:

  Increase caused by the impact of the 3.37% salary adjustment as of May, 2007, affecting salaries, payroll charges and benefits; and

  Increase in the social security provisions pursuant Resolution CVM 371 with increase in the amount of R$13.0 million mainly due to the adoption of a new mortality table, recurring as of January, 2007.

4.2. General Materials

In the 3Q07 there was an increase of R$0.9 million or 3.0% when compared with the same period year, going from R$30.3 million to R$31.2 million, mainly related to the maintenance of water residential connections.

4.3. Treatment Materials

Increase of R$1.4 million or 5.7%, going from R$24.5 million in the 3Q06 to R$25.9 million in the 3Q07.

The main variance was in the consumption of copper sulfate, from 98 to 287 tons, due to the proliferation of weeds. The proliferation of weeds results from natural causes, as increase of insulation and some nutrients, which favor their growth. The weeds, if not combated in the source, may cause problem of taste and smell.

4.4. Third Party Services

In the 3Q07, this item presented an decrease of R$11.2 million, or 9.4%, from R$119.5 million in the 3Q06 to R$108.3 million. The main factors that conditioned this performance were:

  Decrease of R$ 17.7 million, as a result of the modification in the way of appropriating costs related to the license of use of software to the period of 36 months.

This decrease was partially offset by the following factors:

Page: 42

  Reading of hydrometers and delivery of bills in the amount of R$2.0 million, mainly due to the contract adjustments of 5.6% as of May, 2007;

  Technical professional services with increase of R$ 1.7 million, referring to the following services:

       ► Development of methodology of calibration and gauging of equipment;

       ► Expansion of the implantation of the “Geographic Information System” in municipalities of the country side; and

       ► Audit for testing the internal controls for compliance to the requirements of the Sarbanes Oxley Act.

  Increase in costs with vigilance in the amount of R$1.4 million due to new contracting with remote monitoring. Despite the reduction of the contracted personnel, there has been an increase of the areas benefited, which caused an increase in costs; and

  Increase in the paving and replacement of sidewalks account in the amount of R$1.2 million, caused by the accumulation of services to be provided, during the period where some poles of maintenance of the Metropolitan Region of Sao Paulo remained without contract.

4.5. Electric Power

In the 3Q07 it presented an increase of R$2.5 million or 2.2%, going from R$115.5 million in the 3Q06 to R$118.0 million in the 3Q07, associated to the increase of 0.2% in the average consumption increase in prices, of 4.3% tariff adjustment (3.1% in the captive market and 10.4% in the free market). This increase was substantially lower to the tariff in view of the positive results of the management actions of the contracts of electric energy supply in the last period.

4.6. General Expenses

In the 3Q07, this item presented an increase of R$9.0 million or 16.8%, from R$53.6 million in the 3Q06 to R$62.6 million in the 3Q07, as described below:

  Financial and institutional support to several institutions in the amount of R$3.1 million;

  Provisions for contingencies with R$2.4 million increase;

  Collection for the use of water from the basins from Rio Parnaiba do Sul, Piracicaba and Jundiai in the amount of R$1.2 million; and

  Increase in the amount of R$1.2 million, arising from the acquisition of anti-virus for all the park of servers and stations, as well as specialized technical support.

Page: 43

4.7. Depreciation and Amortization

R$4.3 million or 2.8% increase, from R$ 151.5 million in the 3Q06 to R$155.8 million in the 3Q07, related to the transfer from work in progress to property, plant and equipment in operation.

4.8. Credits Write-off

Decrease of R$32.1 million or 28.1%, from R$114.2 million in the 3Q06 to R$82.1 million in the 3Q07, mainly due to the provisioning of invoices in the amount of R$29.8 million in the 3Q06.

4.9. Tax Expenses

In the 3Q7, the tax expenses item presented a increase of R$1.4 million or 19.2% in relation to the 3Q06, from R$7.3 million to R$8.7 million, mainly due to the payment of CPMF in the amount of R$1.5 million in function of the payment of principal and interests of the 6th and 7th issued of debentures, 1st series in September, 2007.

5. Financial Income and Expenses

5.1. Financial Expenses

In the 3Q7, these presented a decrease of R$6.1 million or 3.8%, according to the following table:

in millions of R$
Financial	3rd Qtr/06	3 rdQtr/07	Variation
			R$	%
Financial Expenses

Interests and charges on local currency loans and financing	127.6	111.7	(15.9)	(12.5)
Interests and charges on foreign currency loans and financing	22.2	16.5	(5.7)	(25.7)
Other financial expenses	6.8	4.8	(2.0)	(29.4)
Provisions	2.6	20.1	17.5	673.1

Total financial expenses	159.2	153.1	(6.1)	(3.8)

Financial income	21.4	23.7	2.3	10.7

Financial expenses, net of financial income	137.8	129.4	(8.4)	(6.1)

Page: 44

With regards to the internal financings, the following factors may be highlighted:

  Decrease of R$15.9 million in the provision for interests on internal financings due mainly to the amortization of the 5th issue of debentures, 2nd series, on March, 2007; amortization of the 6th issue of debentures, 1st series in September, 2007; payment of the principal of the Banco do Brasil contract which impacted the calculation of interests; drop in the DI rate which contributed for the reduction of the interests calculation and amortization of the FIDC started in October, 2006.

As to the external financings, it may be highlighted:

  R$4.7 million reduction due to the early settlement, in November 2006, of part of the Eurobonds 2008. With the new funding, Eurobonds 2016, in replacement to the Eurobonds 2008, there was a reduction in the interest rate from 12% per year to 7.5% per year, which, coped with the drop in the dollar rate, contributed to the reduction of the outstanding balance (interest calculation basis) and

  R$1.0 million decrease in the interests calculated due to the settlement of the contract BID nr. 229 in October, 2007 and BIRD nr. 3504, settled in April, 2007.

Other financial expenses:

Decrease of R$2.0 million caused mainly by the drop in the TJLP in the periods under analysis where interests are accrued on PAES, in the amount of R$1.7 million..

Provisions:

R$17.5 million increase referring to interests and monetary adjustments of the judicial legal proceedings.

5.2 Financial Income

R$2.3 million or 10.7% increase due to interests calculated on the installment agreements made.

Page: 45

6. Monetary Variation Income and Expenses

in millions of R$
Monetary variation	3 rdQtr/06	3 rdQtr/07	Variation
			R$	%
Monetary variation on loans and financing	14.7	7.9	(6.8)	(46.3)
Exchange variation on loans and financing	(2.6)	(35.5)	(32.9)	1.265.4
Other Monetary variation	7.7	24.7	17.0	220.8

Monetary variation expenses	19.8	(2.9)	(22.7)	(114.6)

Monetary variation income	(4.5)	(8.5)	(4.0)	88.9

Monetary/Foreign Exchange variation, net	15.3	(11.4)	(26.7)	(174.5)

6.1. Monetary Variation Expenses

In the 3Q07, they presented a decrease of R$22.7 million due to:

  R$32.9 million reduction in the foreign exchange variations on loans and financings, mainly in view of the significant drop in the dollar rate presenting a negative variation of 4.53% in the 3Q07, against a positive variation of 0.5% in the 3Q06, as demonstrated below:

       √ R$ 23.0 million related to the Eurobonds, and

        √ R$9.9 million in foreign exchange variations related to the contracts with BID, resulting from the variation of the dollar and of the amortizations made, highlighting the increase in the currency basket quotation, with positive variation of 3.06% in the 3Q07, against a negative variation of 1.14% i the 3Q06.

  R$6.8 million reduction in the monetary adjustments of the contract with Federal Union / Banco do Brasil, caused mainly by the lower variation of the TR, 0.33% in the 3Q07 against 0.57% in the 3Q06, as well as by the reduction of the outstanding balance by the payments made of the installments maturing in the period;

  R$14.3 million increase in the monetary variations calculated on the debentures, resulting mainly from the higher variation of the IGPM in the 3Q07, of 2.57% against 0.84% in the 3Q06; and

  R$2.6 million in the monetary variations on indemnification of judicial proceedings.

Page: 46

6.2. Monetary Variation Income

R$4.0 million or 88.9% increase, referring to the adjustment of the Company’s payment renegotiation agreements.

7. Non operating income

The non operating income presented a decrease of R$6.1 million, due mainly to the gain with the alienation of land in the amount of R$4.4 million.

8. Operating Indicators (*)

	3rd Qtr/06	3rd Qtr/07	Variation %
Water connections (1)	6,575	6,728	2.3
Sewage connections (1)	4,971	5,119	3.0
Population directly served with water (2)	22,647	22,899	1.1
Population served with sewage collection (2)	18,518	18,772	1.4
Number of employees	17,303	16,880	(2.4)
Number of water and sewage connections per employee	667	702	5.2
Water losses %	31.9	30.3

(1) In thousands of units at the end of the period
(2) In millions of inhabitants at the end of the period. It does not include wholesale supply.
(*) UNAUDITED

Page: 47

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION Base Date - 09/30/2007	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001-80

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,130.41
14 - AMOUNT ISSUED (Thousand of reais)	212,818
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2008

Page: 48

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,130.41
14 - AMOUNT ISSUED (Thousand of reais)	203,383
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2008

Page: 49

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,008.65
14 - AMOUNT ISSUED (Thousand of reais)	201,730
15 - DEBENTURES ISSUED (Units)	200,000
16 - OUTSTANDING SECURITIES (Units)	200,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	03/01/2008

Page: 50

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,152.32
14 - AMOUNT ISSUED (Thousand of reais)	115,232
15 - DEBENTURES ISSUED (Units)	100,000
16 - OUTSTANDING SECURITIES (Units)	100,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	03/01/2008

Page: 51

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/032
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,041.74
14 - AMOUNT ISSUED (Thousand of reais)	364,609
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	12/01/2007

Page: 52

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	06
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/033
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,105.89
14 - AMOUNT ISSUED (Thousand of reais)	387,061
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	06/01/2008

Page: 53

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION	Corporate Law
ITR - QUARTERLY INFORMATION	Base Date: 09/30/2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

16.01 - OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT SUPPLEMENTARY

1. EVOLUTION OF SHAREHOLDER INTEREST BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS FROM 09/30/2006 TO 09/30/2007

	Position as of 09/30/2006		New members	Changes in Common Shares	Left the Company	Position as of 09/30/2007
Shareholders	Number of Shares	%			ON Shares	Number of Shares	%
Controlling shareholder	14,313,511,867	50.26				114,508,086*	50.26
Directors	758,485		7	158,475**	(16)	4,808*
Executive Officers
Members of the Audit Committee	1			1***		-
Outstanding shares	14,165,307,475	49.74				113,323,729*	49.74
Total shares	28,479,577,827	100.0	7	158,476	(16)	227,836,623*	100.0

* Difference resulting from the reverse shares split occurred in June/2007.
** Difference resulting from the transaction of 158,468 shares of a Board Member and the change in the composition of members of the Board of Administration, in the Special Shareholders Meeting of 01/16/2007 and General Shareholders Meeting of 04/30/2007.
*** Board member had one share before the reverse share split, to which he did not adhere to.

2. STOCK POSITION AS OF 09/30/2007

Shareholders holding more than 5% of shares	Common Shares	%
State of São Paulo Department of Finance	114,508,086	50.26

Shareholders	Common Shares	%
CONTROLLING SHAREHOLDER MANAGEMENT Board of Directors Board of Executive Officers Statutory Audit Committee TREASURY SHARES TOTAL OUTSTANDING SHARES	114,508,086 4,808 - - - 227,836,623 113,323,729	50.26 100.0 49.74

3. BINDING ARBITRATION CLAUSE

The Company, its controlling shareholder, its Management, and the members of its Fiscal Council agree to resolve any and all disputes and controversies related to or arising from the Nwew Market Listing Regulation, the Contract for Participation in the New Market, the Binding Clauses, especially as to their application, validity, effectiveness, interpretation, violation and their effects, by means of arbitration conducted by the Market Arbitration Chamber, according to the terms of the Arbitration Regulation.

Page: 54

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION	Corporate Law
ITR - QUARTERLY INFORMATION	Base Date: 09/30/2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

17.01 - SPECIAL REVIEW REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of September 30, 2007, the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.
2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.
3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.
4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The accompanying statements of cash flows for the quarters and nine-month periods ended September 30, 2007 and 2006 are presented for purposes of additional analysis and are not a required part of the basic interim financial statements. Such information has been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made for it to be fairly stated, in all material respects, in relation to the interim financial statements for the quarters and nine-month periods ended September 30, 2007 and 2006 taken as a whole.
5. As mentioned in note 5, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts paid by the Company for supplementary retirement and pension benefits and the future flow of these payments to be reimbursed by the State of São Paulo Government.

Page: 55

6. As mentioned in note 19, on November 14, 2007 the Company entered into an agreement with the São Paulo municipal government to establish basic and environmental sanitation measures that supplement the municipal government’s actions. The effects of commitments arising out of the agreement have not been fully determined by the Company, which will be made and recorded as of December 31, 2007.
7. We had previously reviewed the balance sheet as of June 30, 2007 and the statements of income for the quarter and nine-month period ended September 30, 2006, presented for comparative purposes, and issued unqualified review reports thereon, dated August 9, 2007 and November 14, 2006, respectively, containing emphasis-of-matter paragraphs similar to the matter described in paragraph 5.
8. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 14, 2007

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

Page: 56

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 -CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD QUARTER	1
01	03	INVESTOR RELATIONS OFFICER (Company’s Mail Address)	1
01	04	ITR REFERENCE	1
01	05	BREAK-DOWN OF CAPITAL STOCK	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	AUTHORIZED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	DIRECTOR OF INVESTOR RELATIONS	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	PROFIT & LOSS STATEMENT	7
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	39
10	01	CHARACTERISTICS OF THE PRIVATE AND PUBLIC ISSUE OF DEBENTURES	48
16	01	OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	54
17	01	REPORT ON THE SPECIAL REVIEW	55/56

Page: 57

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: January 08, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.